PANNONPLAST INDUSTRIES PLC.
Chairperson

H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
eher@pannonplast.hu
www.pannonplast.hu

Securities and Exchange Con
Office of International Corpor
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, October 6th, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

dw 10/27

File No. 82-4548

Announcement of Pannonplast Industries Plc on the supplement of the announcement on the Extraordinary General Meeting of 3rd of November 2003, concerning new item to be added to the agenda

On 1 October, 2003 Pannonplast Plc published an announcement on convening Extraordinary General Meeting on 3 November, 2003. Upon shareholder's demand the items of the agenda will be completed with the following:

Item No. 4. on the agenda: Modification of point 28 of the Articles of Association, cancellation of the 12.5% voting limit concerning voting rights.

Budapest, 6 October, 2003

Board of Directors of
Pannonplast Plc.